Filed by Forest Oil Corporation

Pursuant to Rule 425 of the Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:	The Houston Exploration Company
Commission File No.:	001-11899

                The following materials were presented at an energy conference by representatives of Forest Oil Corporation on January 18, 2007.

Goldman Sachs Global Energy Conference January 18, 2007

Key Transaction Terms 655 Bcfe of estimated proved reserves, 65% PD, 97% gas Third quarter 2006 production of 204 MMcfe/d, 96% gas 2Q 2007 Forest Oil Board and Management Consideration Paid Oil and Gas Assets Structure Management and Governance Expected Close $1.6 billion transaction 23.6 million shares, $739 million cash, assume $100 million net debt Tax free merger Consideration election and equalization

Reserves (Bcfe) 2006 3Q Prod. (MMcfe/d) 12/31/05 Net Acreage (M) Alaska Canada Reserves (Bcfe) 2006 3Q Prod. (MMcfe/d) 12/31/05 Net Acreage (M) Western Reserves (Bcfe) 2006 3Q Prod. (MMcfe/d) 12/31/05 Net Acreage (M) Southern - - - - - - 52 9 566 603 195 143 Reserves (Bcfe) 2006 3Q Prod. (MMcfe/d) 12/31/05 Net Acreage (M) Consolidated 1,340 313 5,623 Reserves (Bcfe) 2006 3Q Prod. (MMcfe/d) 12/31/05 Net Acreage (M) THX /FST Production Areas FST Production Areas 192 37 1,230 171 85 735 681 133 255 296 58 208 655 204 709 FST* THX** Total 192 37 1,230 171 85 735 733 142 821 899 253 351 1,995 517 6,332 Assets Strengthen Our Growth Areas * Includes estimated proved reserves at December 31, 2005 Pro Forma for estimated proved reserves distributed in the Mariner Energy, Inc. transaction, estimated proved reserves acquired in the Cotton Valley transaction and independently prepared proved reserve estimates for Forest Alaska Operating LLC ** Forest’s THX reserve estimate at September 30, 2006

Transaction Rationale Accretive transaction on a cash flow, production and reserves per share basis 2006 activity and the THX transaction essentially trade GOM and Alaska for THX’s onshore resource play assets Attractively valued corporate transaction provides opportunity to repeat earlier success with Wiser and other corporate transactions Additional emphasis on low risk, repeatable drilling programs Acquired assets create a larger, highly-focused onshore resource company Solidifies S. Texas and E. Texas as growth areas Adds significant Rockies position inexpensively Allows FST to apply free-cash model and cost control to THX asset base Portfolio rationalization and capex re-allocation allows focus on core operating areas FST has proven “acquire & exploit” talent Corporate transactions are harder to execute but are attractively valued INCREASES SHAREHOLDER VALUE SHARPENS OPERATIONAL FOCUS AND STRENGTHENS GROWTH POSITIVE FINANCIAL IMPACT DELIVERS ON OUR ACQUISITION STRATEGY

Unocal 224 66 3,394 138 1.62 252 93 New Permian 113 25 4,520 109 1.04 32 5 Wiser Oil 330 64 5,156 191 1.73 388 288 Buffalo Wallow 235 25 9,400 120 1.96 33 11 Cotton Valley 255 13 19,615 110 2.32 26 14 Others 129 27 4,778 123 1.05 100 45 Houston Exploration 1,577 204 7,730 655 2.41 709 569 TOTAL 2,863 424 6,752 1,446 1.98 1,540 1,025 Purchase Initial Net Undeveloped Price* Production $ Per Reserves $ Per Acreage Acreage ( $MM ) ( MMcfe / d ) Mcfe / d ( Bcfe ) Mcfe ( 000’s ) ( 000’s ) Acquisition Total F&D cost of $1.98 on 1.4 Tcfe of reserves without allocation Production per Mcfe/d acquired at $6,752 with R/P of 9.3 years Acquisition of primarily proved developed reserves, Forest retains upside Targeted Acquisition Strategy * Purchase Price includes original unadjusted cash and stock consideration and debt assumed in connection with the acquisition, and is not equal to the purchase price recorded in purchase accounting Note: Forest Corporate Transactions

Our Successful Acquire & Exploit Results – 6/30/06 Pre-2006 Transactions Original Acquisition 992 622 1.59 Cash Flow / Production* (570) (147) 3.88 Special Dividend** (397) (95) 4.18 (Unocal and Wiser Offshore) Subtotal 25 380 0.07 Capital Projects 427 253 1.69 Total Investment 452 633 0.71 97% of original investment paid out with 61% of reserves remaining 54% of total investment paid out with 102% of reserves remaining INVESTMENT RESERVES ( $MM ) ( Bcfe ) $ / Mcfe * Does not include value or income from drilling rigs ** Dividend occurred on 3/2/06 and included properties from both the Unocal and Wiser acquisitions

 Original Acquisition 344 186 1.85 Cash Flow / Production (191) (53) 3.60 Special Dividend* (33) (8) 4.18 (Wiser Offshore) Subtotal 120 125 0.96 Capital Projects 168 121 1.39 Total Investment 288 246 1.17 INVESTMENT RESERVES ( $MM ) ( Bcfe ) $ / Mcfe Wiser Oil Acquisition Lookback – 9/30/06 Successfully implemented free-cash flow business model Drastically lowered LOE by 43% and G&A by 70% Significantly increased net production by 19% * Dividend occurred on 3/2/06 and included properties from the Wiser acquisition

Operations

Our Plan For These Assets – Apply 4-Point Strategy GROW ORGANICALLY Increase drilling activity in E. Texas and Niobrara shallow gas plays Significant exposure to horizontal drilling opportunities in S. Texas and E. Texas Initiate gas liquids processing to enhance recoveries IDENTIFY ATTRACTIVE ACQUISITION OPPORTUNITIES REDUCE COSTS Apply project FOCUS to keep LOE flat Reduce G&A Lower product gathering and transportation costs PRESERVE FINANCIAL AND PERSONNEL FLEXIBILITY Decrease annual capex spending by about $200 million and focus on high-return projects Transform into a free-cash flow generator Maintain THX Houston office for business unit and support services Look to acquire additional interests in and around core areas of the asset base Use size and scale of S. Texas and E. Texas position to consolidate smaller players

2007 Growth Areas Evi / Slave Point Oil Central Permian Oil San Juan Rockies – FST Uinta International New Ventures (CBM & Shale) FST THX The “Big Five” The “Up and Comers” The “Rock Steadies” The “Flyers” Buffalo Wallow Area Wild River Cotton Valley – FST & THX Katy S. Texas Lobo Greater Vermejo/Haley Ansell Foothills Barnett Shale Arkoma NE Colorado Niobrara

Current Prospect Inventory Has Expanded – 9/30/06 NET UNRISKED POTENTIAL (Bcfe)* Greater Buffalo Wallow Area Canada Deep Basin and Foothills Ark-La-Tex South Texas Barnett Shale Permian Rockies / Niobrara Total KEY GROWTH AREAS GROSS PROJECT INVENTORY - - 605 395 - - 1,811 2,811 - - 224 349 - - 492 1,065 * Does not include current estimated proved reserves 656 153 246 21 119 1,237 352 2,784 722 102 158 74 129 622 55 1,862 FST THX FST THX Total identified project inventory of 5,595 projects and total net unrisked potential of 2.9 Tcfe

Rockies Proved Reserves 52 Bcfe % of Total Proved 8% Incremental Upside 492 Bcfe 3Q 2006 Production 9 MMcfe/d R/P 15.9 Years Arkoma Proved Reserves 147 Bcfe % of Total Proved 22% Incremental Upside 77 Bcfe 3Q 2006 Production 40 MMcfe/d R/P 10.1 Years South Texas Proved Reserves 373 Bcfe % of Total Proved 57% Incremental Upside 349 Bcfe 3Q 2006 Production 142 MMcfe/d R/P 7.2 Years East Texas/Other Proved Reserves 83 Bcfe % of Total Proved 13% Incremental Upside 147 Bcfe 3Q 2006 Production 13 MMcfe/d R/P 17.4 Years Houston Exploration Onshore Operations Total Proved Reserves 655 Bcfe Incremental Upside 1,065 Bcfe 3Q 2006 Production 204 MMcfe/d R/P 8.8 Years

South Texas - Property Portfolio Large gas resource play Lobo cumulative production 7 Tcfe Katy cumulative production 10 Tcfe Combined 190,000 net acres Critical mass of assets to allow for optimization of drilling, completion and operating expenditures Same geologic trends throughout property base Adds to Katy operations and ongoing exploitation Lobo / Perdido Wilcox Yegua Frio / Vicksburg Existing FST Fields Existing THX Fields Katy Bonus McAllen Ranch Sabine Mercy Guerra Lobo Charco Texas

South Texas THX Overview Wilcox/Lobo/Vicksburg Trend 500 + drilling locations 115,800 gross acres (88,700 net) 2,445 sq. mi. licensed 3D seismic Drilling and imaging developments will continue to create opportunities High production – short cycle time Exposure to shallow and deep objectives Excellent fit with Forest’s South Texas operations Horizontal drilling and exploration potential THX Acreage 3-D Coverage FST Fields

East Texas Cotton Valley Multiple rig, multiple year drilling inventory Adds 400 + locations to 349 already in Forest’s inventory Combined 42,000 net acres 4-5 rig utilization on combined assets Good geographic fit with Forest’s East Texas assets Horizontal drilling potential Strengthens position in basin to achieve critical mass Synergy with Forest LP gas gathering system Forest Acreage THX Acreage Fields GREGG COUNTY HARRISON COUNTY PANOLA COUNTY RUSK COUNTY HARRISON COUNTY HARRISON COUNTY GREGG COUNTY HARRISON COUNTY RUSK COUNTY UPSHUR COUNTY MARION COUNTY HARRISON COUNTY GREGG COUNTY UPSHUR COUNTY Oak Hill Area Woodlawn Area Carthage Area Devon CV Horizontal Activity Gladys Davis Hardwood Adams Hardwood, S Wallace SW Woodlawn Tatum, N Beckville Carthage Woodlawn, Pettit Carthage, N Haggerty Creek Hardwood Hardwood, S Wallace SW Woodlawn Tatum, N Willow Springs Beckville Minden Carthage Woodlawn, Pettit Carthage, N Alice Camp Unit Ernest Williams Unit McGee Unit Proposed Deutsch Unit Charlie Bell Unit Proposed Ratcliff Unit Adams Unit Hergesheimer Unit Cayce Unit Proposed J. Marshall Unit Proposed Oscar Harris Unit Oscar Harris Heirs Unit J B Mayfield Unit Walter Allen Unit J. Thompson Unit Gracie Bell Unit Anderson Unit Timberlake Latham Area Cullen Heirs 1 Unit Glaspie Unit Minnie Bell Young Unit No Cotton Valley Rights Briggs Unit Willow Springs Unit Sam Hall #2 Unit Proposed Yates Unit Sam Hall #1 Unit Proposed Rogers Unit Proposed Blalock Unit NE Hallsville Area Proposed CW Fields / Knight Units Broadaway Unit J. Harris Unit Gladys Davis Unit Carlile Unit Proposed Deutsch Unit Charlie Gross Unit Parish Unit Charlie Bell Unit Proposed Willoughby Unit Adams Unit Hergesheimer Unit Cayce Unit Proposed J. Marshall Unit Proposed Oscar Harris Unit Oscar Harris Heirs Unit J. Thompson Unit Gracie Bell Unit Anderson Unit Timberlake Latham Area Cullen Heirs Unit II Cullen Heirs 1 Unit Glaspie Unit Minnie Bell Young Unit No Cotton Valley Rights Briggs Unit Willow Springs Unit Sam Hall #2 Unit Proposed Yates Unit Sam Hall #1 Unit Proposed Rogers Unit Proposed NE Hallsville Area Proposed CW Fields / Knight Units Broadaway Unit J. Harris Unit Haggerty Creek North Haggerty Creek South Proposed Proposed Proposed Willow Springs Area FOC Planned Horizontal Gladys Davis Adams Panola County Rusk County Harrison County Greg County Marion County 10 Miles

The Horizontal Application - East Texas Horizontal Completion Vertical Commingled Completion Cotton Valley Taylor Sand 2,500 - 3,500' Lateral Staged Fracture Stimulations Fracture Stimulation and Commingled Recent horizontal drilling success has yielded well IP rates in excess of 10 MMcfe/d

Arkoma Overview Multiple rig, multiple year drilling inventory 400 + drilling locations 57,000 gross acres (25,290 net) Shale potential 8,180 net acres leased in SWN AMI Low risk repeatable play with downspacing potential CANEY/ WOODFORD SHALE THX Acreage 25,290 Net Acres THX/SWN AMI 8,180 Net Acres Arkoma Basin

Rockies Overview - Colorado Niobrara Play 1,890 + drilling locations 442,800 gross acres (329,100 net) 340 sq. mi. of proprietary 3D seismic Recent Santos acquisition adds 145,000 gross acres Plan to increase activity in the area Attractive development costs less than $1.00 per Mcfe THX Acreage 3-D Outline 3-D Outline 3-D Outline NE Colorado Niobrara

Rockies Overview – Utah Natural Buttes Area 2,500 + potential drilling locations 214,400 gross acres (106,220 net) Substantial gas resource in place Near Forest’s Altamont/Bluebell position in the Uinta Basin Plan to reduce activity and move rigs to Jonah or Wamsutter in the short-term Uinta Basin: Natural Buttes Area THX 100% THX Partial Questar Anadarko/ EOG Dominion MAK- J Retamco Gasco Barrett Del Rio/Orion Wind River/Barrett Royale CDX Barrett EnCana

Financial

Financing Summary $1.6 billion transaction; 23.6 million shares, $739 million cash, assume $100 million net debt Liquidity will be provided through a new $1.4 billion credit facility $849 million to be drawn initially Post closing refinancing of credit facility and senior notes into high yield markets Sale of Alaska and other assets and free cash flow may reduce debt by $500-600 million by the end of 2007

Post Refinancing Capital Structure – 9/30/06 Forest* Combined Pro Forma * Pro Forma for Forest Alaska financing ** $849 million drawn on $1.4 billion credit facility and assumes refinancing of THX’s senior notes ** ($MM) ** Credit Facility (10) 849 Alaska Term Loans 375 375 Total Senior Notes 700 700 Total Debt 1,065 1,924 Shareholders’ Equity 1,407 2,145 Total Capitalization 2,472 4,069 Leverage (%) 43 47

Forest Production Profile 212 250 272 313* 26% CAGR July 31, 2003: Implementation of initial “4-Point” Game Plan (focused on balancing the portfolio) Western Canada Southern * Mid-point of 2006 guidance ** Forest’s 2007 business plan assuming acquisition of assets at 1/1/07 540** ( MMcfe/d ) 61 87 115 135 153 51 65 72 86 88 43 54 44 54 261 57 44 41 38 38 0 100 200 300 400 500 600 2003 2004 2005 2006e 2007e

Pro Forma Combined 2007e E&D Capex $580 $490 Total Combined $1,070 Rationalization and synergies of pro forma capital expenditures will eliminate almost $200 million in spending 2006e Forest Oil $580 Houston Exploration $490 2006e Combined 2007e Business Plan* $900 $170 Forest’s Business Plan $900 ($MM) * Forest’s 2007 business plan assuming acquisition of assets at 1/1/07

Comparative Operating Performance ($ / Mcfe) ($ / Mcfe) ($ / Mcfe) ($ / Mcfe) Source: Public filings. Note: Includes lease operating costs, workover expense, severance tax and transportation expenses for 3Q 2006. Source: Public filings. Note: 3Q 2006 G&A excluding stock based compensation. Source: Public filings. Note: Interest expense net of interest income for 3Q 2006. Source: Public filings. (1) Including direct production costs, G&A, interest and cash taxes for 3Q 2006. Interest Expense + Cash Taxes Total Cash Costs(1) Direct Production Costs G&A Before synergies and Alaska sale, total net cash costs decreased 13% $1.94 $1.73 $1.72 $1.55 $1.49 $1.31 $1.45 SM XEC FST HAWK COG RRC Combined Company $0.47 $0.46 $0.42 $0.35 $0.39 $0.26 $0.31 COG HAWK SM RRC FST XEC Combined Company $1.35 $1.02 $0.51 $0.03 $0.09 $0.66 $0.66 HAWK COG FST RRC SM XEC Combined Company $3.35 $2.98 $2.69 $2.34 $2.03 $2.31 $2.45 HAWK COG FST SM RRC XEC Combined Company

Transaction Summary Highly accretive merger significantly increases drill bit inventory in known areas Acquired assets concentrated in resource plays Improved margins combined with cost and capital allocation discipline will result in higher returns Resulting company will continue organic growth program within Forest’s proven free-cash flow model Continues successful acquisition strategy employed over the last three years

Cautionary Statements The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use the terms “probable” and “possible” reserves, reserve “potential” or “upside” or other descriptions of volumes of reserves potentially recoverable through additional drilling or recovery techniques that the SEC’s guidelines strictly prohibit Forest from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by us. Investors are urged to consider closely the disclosure in Forest’s Form 10-K for fiscal year ended December 31, 2005, available from Forest at 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations. You can also obtain this form from the SEC by calling 1-800-SEC-0330. This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, that address activities that Forest assumes, plans, expects, believes, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this presentation are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Forest cautions that its future natural gas and liquids production, revenues and expenses and other forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for and development and production and sale of oil and gas. These risks include, but are not limited to, price volatility, inflation or lack of availability of goods and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating future oil and gas production or reserves, and other risks as described in Forest's 2005 Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Also, the financial results of Forest's foreign operations are subject to currency exchange rate risks. Any of these factors could cause Forest's actual results and plans to differ materially from those in the forward-looking statements. This presentation includes “net debt”, which is a non-GAAP financial measure. Please go to our website, www.forestoil.com, for a reconciliation of the non-GAAP financial measures to the most comparable GAAP financial measures.

Cautionary Statements (cont.) In connection with the proposed acquisition, Forest and The Houston Exploration Company (THX) will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the definitive joint proxy statement/ prospectus when it becomes available because it will contain important information regarding Forest, THX and Forest’s acquisition of THX. A definitive joint proxy statement/prospectus will be sent to security holders of Forest and THX seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Forest and THX with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Forest) may also be obtained for free from Forest by directing a request to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations, or by telephone: 303-812-1400, or email: ir@forestoil.com. The definitive joint proxy statement/prospectus and such other documents (relating to THX) may also be obtained for free from THX by directing a request to The Houston Exploration Company, 1100 Louisiana Street, Suite 2000, Houston, TX 77002, Attention: Investor Relations, or by telephone: 713-830-6800, or by email: info@houstonexp.com. Forest, its directors, executive officers and certain members of management and employees, may be considered “participants in the solicitation” of proxies from Forest’s shareholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition will be contained in the joint proxy statement/prospectus when it is filed. THX, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from THX’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition will be contained in the joint proxy statement/prospectus when it is filed.